Filed Pursuant to Rule 433

Registration Statement No. 333- 270605

April 2, 2024

AMPHENOL CORPORATION

Final Term Sheet

April 2, 2024

Issuer:	Amphenol Corporation
Expected Ratings (Moody’s / S&P)*:	A3 / BBB+ (Stable / Stable)
Trade Date:	April 2, 2024
Settlement Date**:	April 5, 2024 (T+3)
	5.050% Senior Notes due 2027	5.050% Senior Notes due 2029	5.250% Senior Notes due 2034
Principal Amount:	$450,000,000	$450,000,000	$600,000,000
Maturity Date:	April 5, 2027	April 5, 2029	April 5, 2034
Coupon (Interest Rate):	5.050%	5.050%	5.250%
Price to Public:	99.887% of the principal amount	99.900% of the principal amount	99.900% of the principal amount
Yield to Maturity:	5.091%	5.073%	5.263%
Benchmark Treasury:	4.250% due March 15, 2027	4.125% due March 31, 2029	4.000% due February 15, 2034
Spread to Benchmark Treasury:	+57 bps	+72 bps	+90 bps
Benchmark Treasury Price and Yield:	99-08 ¼; 4.521%	98-31+; 4.353%	97-03+; 4.363%
Interest Payment Dates:	April 5 and October 5, commencing October 5, 2024	April 5 and October 5, commencing October 5, 2024	April 5 and October 5, commencing October 5, 2024
Redemption Provision:

Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2027 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2029 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2034 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Par Call Date:	March 5, 2027 (one month prior to the maturity date)	March 5, 2029 (one month prior to the maturity date)	January 5, 2034 (three months prior to the maturity date)
Special Mandatory Redemption:

Each series of the notes will be mandatorily redeemable at 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date, in the event that (i) the CIT Acquisition (as defined in the preliminary prospectus supplement) is not consummated on or prior to the later of (x) January 30, 2025 (the “Outside Date”) or (y) the date that is five business days after any later date to which the parties to the Stock Purchase Agreement may agree to extend the Outside Date in the Stock Purchase Agreement (the “Special Mandatory Redemption End Date”), or (ii) the Company notifies the trustee under the indenture that it will not pursue consummation of the CIT Acquisition.

CUSIP/ISIN:	032095AN1 / US032095AN10	032095AP6 / US032095AP67	032095AQ4 / US032095AQ41
Other Information
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC Barclays Capital Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC
Co-Managers:

BNP Paribas Securities Corp.

Commerz Markets LLC

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about April 5, 2024, which is the third business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+3”). You should be advised that trading of the Notes may be affected by the T+3 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 and TD Securities (USA) LLC at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.